Exhibit 99.1
19 January 2022

National Grid plc (‘National Grid’ or ‘Company’)

Voting Rights and Capital Update

National Grid confirms that, following the issue of 27,794,999 ordinary shares earlier today, in relation to the operation of the Scrip Dividend Scheme for the 2021/22 interim dividend, National Grid's registered capital consists of 3,904,074,348 ordinary shares, of which 259,163,887 shares are held as treasury shares; leaving a balance of 3,644,910,461 shares with voting rights.

The figure of 3,644,910,461 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the Financial Conduct Authority’s Disclosure and Transparency Rules.

The current terms and conditions of the scrip dividend scheme are available in the Investors section on the Company's https://www.nationalgrid.com/investors/shareholder-information/dividends/scrip-dividend-scheme and from Equiniti on 0800 169 7775 or https://www.shareview.co.uk/4/Info/Portfolio/Default/en/Home/Help/Pages/Help.aspx.

Megan Barnes
Head of Company Secretariat